UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 1, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the amended and restated Organization Regulations of UBS AG, which appear immediately following this page.

Valid as of 1 October 2014

The Organization Regulations of UBS AG

Annex A – Organizational chart of UBS AG

Annex B – Key approval authorities

Annex C – Charter for the Committees of the Board of Directors of UBS AG

Annex D – Role profiles and role expectations

2014

Contents

3	Abbreviations and defined terms

5	Preamble by the Chairman

	Introduction
6	1	Basis and purpose
6	2	Organization of UBS

	Board of Directors
7	3	Board membership
7	4	Constitution
7	5	Responsibilities and authorities
8	6	Meetings
9	7	Resolutions
10	8	Information rights
10	9	Board self-assessment
10	10	Chairman
11	11	Vice Chairmen and Senior Independent Director
11	12	Company Secretary
11	13	Board Committees

	Management
12	14	Delegation
12	15	Group Executive Board
13	16	Group Chief Executive Officer
14	17	Group Chief Financial Officer
14	18	Group Chief Operating Officer
15	19	Group Chief Risk Officer
15	20	Group General Counsel
15	21	Group Regional CEOs and Divisional CEOs

	Group Internal Audit
17	22	Scope, responsibilities, authorities and reporting
17	23	Organization

	Special provisions
18	24	Authority to sign
18	25	Form of signature
18	26	Conduct of Board members and Executives
19	27	Entry into force, amendments

	Annexes
21	A – Organizational chart of UBS AG
23	B – Key approval authorities
31	C – Charter for the Committees of the Board of Directors of UBS AG
45	D – Role profiles and role expectations

These Organization Regulations, which define, along with its annexes, how the corporate bodies of UBS AG are organized and fulfill their duties, also constitute the Corporate Governance Guidelines required by the New York Stock Exchange.

The Board of Directors of UBS AG approved the Organization Regulations on 25 September 2014.

Organization Regulations of UBS AG

Abbreviations and defined terms

All references to functions in these Organization Regulations apply to both male and female persons.

The following defined terms are used herein:

AC	Audit Committee

Affiliated person	Person who directly or indirectly through one or more intermediaries controls or is controlled by or is under common control of UBS

Agenda	Agenda with matters to be dealt with at a Board, Committee or GEB meeting

AGM	Annual General Meeting of the shareholders

ALM Authorities	Asset and Liability Management Authorities – Internal document setting out the high-level delegated authorities within the Group for Treasury management

Annexes	Annexes to these ORs

AoA	Articles of Association of UBS

BD / BDs	Business divisions, organizational units of the business, including (i) Wealth Management, (ii) Wealth Management Americas, (iii) Retail & Corporate, (iv) Global Asset Management and (v) the Investment Bank

Board / BoD	Board of Directors of UBS

Business regulations	(i) Regulations issued by the BDs or the CC and approved by the GEB and (ii) regulations – if any – issued directly by the GEB, organizing the business within the authorities and responsibilities either allocated to the GEB or (subject to mandatory provisions of Swiss law) that are not allocated by the AoA and these ORs to any other person or body

CC	Corporate Center, organizational unit which comprises the functions headed by the Group CEO, the Group COO, the Group CFO, the Group CRO, the Group GC and the Head Non-core and Legacy Portfolio

CD	Certificates of deposit

Chairman	The Board member who is proposed by the Board to be Chairman and elected by the general meeting of shareholders

Chairpersons	The Board members who chair over the Board Committees

Circular resolution	Resolution in writing, made pursuant to the rules set out in section 7.4

CO	Swiss Code of Obligations

Code of Business Conduct and Ethics	Code of Business Conduct and Ethics of UBS

Committees	Committees of the Board as set out in section 2.1 (see also AC, CRC, GNC, HRCC and RC)

Committees charter	Annex C of the ORs which sets out the objectives, composition and responsibilities of the Committees

Company Secretary	Secretary of the Board

Conflict of interest	Any personal interest, or the interest of a closely related person or company, that a Board member or Executive might have in a particular matter which does or might be regarded to conflict with the interests of the UBS Group

Corporate bodies	The Board and bodies of UBS exercising delegated Board functions, such as all Board Committees, the GEB, committees established by the GEB, Group IA or other bodies mentioned herein

CP	Commercial paper

CRC	Corporate Responsibility Committee

D	Director

Divisional CEOs	Divisional CEOs are the heads of the respective BD, and their responsibilities and authorities are set out in sections 21.3 and 21.4 and in the respective business regulations

ED	Executive Director

EGM	Extraordinary General Meeting of the shareholders

Executive / Executives	Any or all GEB member(s) and GMD(s)

External auditors	External auditors of UBS

Financial statements	Quarterly and annual financial statements including, among others, the disclosure under “Management’s Discussion and Analysis” and the 6K Report to the Securities and Exchange Commission and any formal announcements relating to the UBS Group’s performance

FINMA	Swiss Financial Market Supervisory Authority

Abbreviations and defined terms

GEB	Group Executive Board

GMD	Group Managing Director, including (ex officio) the Company Secretary and the Head Group IA

GNC	Governance and Nominating Committee

Group ALCO	Group Asset and Liability Management Committee, established by the GEB pursuant to section 14.2

Group CEO	Group Chief Executive Officer

Group CFO	Group Chief Financial Officer

Group COO	Group Chief Operating Officer

Group CRO	Group Chief Risk Officer

Group Functional Heads	Group CFO, Group COO, Group CRO, Group GC and Group CEO as related to his additional responsibilities for certain Group functions as outlined in section 16.4

Group GC	Group General Counsel

Group Head HR	Group Head Human Resources

Group IA	Group Internal Audit

Group Regional CEOs	Group Regional Chief Executive Officers

HR	Human Resources

HRCC	Human Resources and Compensation Committee

LSC	Legal Structure Committee

MD	Managing Director

Minutes	Minutes of a Board meeting as further defined in section 6.9 or minutes of a Committee meeting or a GEB meeting

ORs	Organization Regulations of UBS including the annexes, which are an integral part of these

RC	Risk Committee

Risk Authorities	Internal document setting out the high-level delegated authorities for risk management and control

Shareholders	Shareholders of UBS

SID	The Board member who is appointed by the Board to be Senior Independent Director

SOX	Disclosures required under the US Sarbanes-Oxley Act

SPE	Special Purpose Entity

Stakeholders	Persons, groups or organizations that have a direct or indirect stake in UBS or the UBS Group and may, as a result, affect or be affected by UBS’s or the UBS Group’s actions, objectives and policies

Subsidiaries	Entities which are controlled by UBS and are consolidated for the purpose of UBS’s Group accounts

Treasury	The treasury function of UBS, which is responsible for the efficient management of UBS’s financial resources, including balance sheet and capital management, interest rate and currency management, liquidity and funding management

UBS	UBS AG

UBS Entities	All entities (which are either wholly or majority, directly or indirectly owned or otherwise controlled by UBS, which are intended to be held indefinitely) through which UBS conducts its banking and finance business (including insurance) or which provide services in support of such banking and finance business; the definition of UBS Entities includes real estate companies owning the premises on which such banking and finance business is conducted

UBS Group / Group	UBS and its subsidiaries

Vice Chairmen	The Board members who are appointed by the Board to be Vice Chairmen

Organization Regulations of UBS AG

Preamble by the Chairman

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Strong values are at the heart of UBS’s culture. UBS and its employees apply the highest standards of business ethics and personal integrity to all of their business dealings and interactions.

Our shareholders, employees, clients and other interest groups hold high expectations of how we should conduct our business. Good governance policies and processes are in their interest as well as that of the UBS Group. Accordingly, the Organization Regulations and its annexes provide the basis for establishing an effective and efficient corporate governance structure for the UBS Group.

The Organization Regulations and its annexes have been approved by the Board of Directors upon proposal by its Governance and Nominating Committee. They comply with all relevant corporate governance requirements but are not intended in any way to be a substitute for the mandatory provisions of the laws, rules and regulations applicable to the UBS Group.

In the interest of transparency, the Organization Regulations and its annexes are published on our website.

Axel A. Weber

Introduction

1	Basis and purpose

Basis

1.1	These ORs are enacted by the Board pursuant to article 716b of the CO and articles 25 and 27 of the AoA.

Purpose

1.2	The purpose of these ORs is:

(i)	to implement and supplement requirements contained:

(a)	in applicable laws;

(b)	in regulatory and stock exchange rules; and

(c)	in the AoA; and

(ii)	to define the functions, responsibilities and authorities of UBS’s corporate bodies and their members, in each case with regard to applicable codes of best practice.

2	Organization of UBS

Organization in general

2.1	UBS and its business are organized as follows:

(i)	The Board, under the leadership of the Chairman, decides on the strategy of the UBS Group upon recommendation of the Group CEO, exercises the ultimate supervision over management, appoints and removes GEB members, and performs the other duties described herein.

(ii)	As provided by mandatory law, rules and regulations, the AoA or these ORs, the management of the UBS Group is delegated to the GEB under the leadership of the Group CEO. In addition, the GEB includes the Group CFO, the Group COO, the Group CRO, the Group GC (see sections 17 to 20), the Group Regional CEOs and the Divisional CEOs (see section 21) and such further GEB members as proposed by the Group CEO and appointed by the Board.

(iii)	The following Committees (as described herein and in Annex C) assist the Board in the performance of its responsibilities:

(a)	the Audit Committee;

(b)	the Corporate Responsibility Committee;

(c)	the Governance and Nominating Committee;

(d)	the Human Resources and Compensation Committee; and

(e)	the Risk Committee.

Structure of the ORs

2.2	The organizational chart of UBS is shown in Annex A. The delineation of the key approval authorities of the corporate bodies are set out in Annex B. Annex C sets out the objectives, composition, responsibilities and authorities of the BoD Committees, and Annex D describes the role profiles of Board and Committee members.

UBS Group

2.3	UBS fulfills strategic, financial and management functions not only for itself, but also with respect to the UBS Group. Notwithstanding this, the legal independence of all subsidiaries and the provisions of applicable local laws, rules and regulations relating to them must be observed to the extent legally required.

Organization of the business

2.4	The business is organized in BDs, the CC and other structures as the Group CEO and the GEB consider appropriate for the effective management and supervision of the business. This organization must be detailed in the business regulations. Each subsidiary is allocated to a single BD or the CC and has its own constitutional documents, which must be in line with applicable local laws, rules and regulations.

Organization Regulations of UBS AG

Board of Directors

3	Board membership

Election proposal

3.1	The Board proposes such persons who have been recommended by the GNC after consultation with the Chairman for election by the shareholders. In making such recommendations, the GNC and the Board must take into consideration the criteria set out in Annex D and the need for appointments to the Committees in accordance with Annex C.

Independence of Board members

3.2	The Board’s proposal for election must be such that three-quarters of the Board members will be independent. For this purpose, independence is determined in accordance with (a) the FINMA circular 08 / 24 “Supervision and Internal Control,” (b) the New York Stock Exchange rules and (c) the rules and regulations of other securities exchanges on which UBS shares are listed, if any, applying the strictest standard. There must, further-more, be a sufficient number of Board members who meet the independence criteria for the Committee members set out in section 2 of Annex C. The Chairman does not need to be independent.

Notification duty

3.3	Each Board member must notify the Chairman and the GNC immediately if his circumstances change in a manner that may affect his independence.

4	Constitution

Number of members

4.1	The Board consists of six to twelve Board members as per article 19 of the AoA.

Term of office

4.2	The term of office for each Board member is one year pursuant to article 20 of the AoA. Subject to election by shareholders, Board members are normally expected to serve for a minimum of three years. No Board member may serve for more than 10 consecutive terms of office or continue to serve beyond the AGM held in the calendar year following his 70th birthday; in exceptional circumstances the Board can extend both of these limits.

Constitutional meeting

4.3	The Board constitutes itself at its first meeting following the AGM. In this meeting the Vice Chairmen, the SID, the Committee Chairpersons and the Committee members, with the exception of the HRCC members, are appointed among and by the Board members. The Board may remove these Board members from their special functions at any time.

5	Responsibilities and authorities

In general

5.1	The Board has the responsibilities and authorities set out herein, including all Annexes. Mandatory provisions of applicable laws, rules and regulations or rules contained in the AoA override the ORs.

Supervision

5.2	The Board is responsible for the overall direction, supervision and control of the UBS Group and its management as well as for supervising compliance with applicable laws, rules and regulations.

Ultimate responsibility

5.3	The Board has ultimate responsibility for the success of the UBS Group and for delivering sustainable shareholder value within a framework of prudent and effective controls. It decides on the UBS Group’s strategic aims and the necessary financial and human resources upon recommendation of the Group CEO and sets the UBS Group’s values and standards to ensure that its obligations to its shareholders and other stakeholders are met.

Board of Directors

Strategy and financial success

5.4	The Board’s ultimate responsibility for strategy and financial success includes in particular:

(i)	deciding on the business strategy of the UBS Group upon recommendation of the Group CEO, taking into account the proposals and alternatives presented by the GEB;

(ii)	approving the overall risk appetite framework of the UBS Group and BDs, taking into account the recommendations of the RC (see Annex B section 6);

(iii)	approving the financial objectives and approving, via the financial planning process, the necessary means to achieve these objectives, including approving a capital allocation framework;

(iv)	deciding on whether the UBS Group should enter substantial new business areas or exit an existing business area, in cases where the entry or exit is not covered by the current approved strategic framework;

(v)	approving major acquisitions, mergers, disposals or capital expenditure; and

(vi)	approving all matters and business decisions where such decisions exceed the authority delegated by the Board to the Committees, the GEB or the Group CEO.

Finance

5.5	With respect to the ultimate responsibility for finance, the Board has in particular the following duties:

(i)	approving the applicable accounting standards, financial control frameworks and approving significant changes to them;

(ii)	annually reviewing and approving the financial business plan; and

(iii)	reviewing and approving the annual financial statements of UBS (Parent Bank) and the quarterly and annual financial statements as well as the annual report of the UBS Group prior to its submission to the AGM.

Organization

5.6	With respect to the organization of the business, the Board is in particular responsible for:

(i)	approving and regularly reviewing the governance principles, internal regulations and policies and the management structures as set out herein;

(ii)	regulating and supervising the internal control;

(iii)	approving the charter for Group IA;

(iv)	appointing and removing GEB members, the Company Secretary and the Head Group IA and reviewing their performance and planning succession; and

(v)	approving the compensation and benefits principles of the UBS Group.

Meetings of shareholders

5.7	The Board has a duty to convene AGMs and EGMs and to decide on proposals to be made to the shareholders as well as a duty to implement resolutions adopted by the shareholders.

Loss of equity

5.8	In case of financial difficulties or insufficient equity, the Board must undertake all steps required by Swiss banking law.

Share capital

5.9	The Board makes the legally required decisions in connection with increasing or reducing the share capital of UBS.

Delegation

5.10	The Board may delegate within the limits of mandatory law and the AoA certain parts of its responsibilities and authorities to the Committees, to single Board members and to the GEB.

Advice from third parties

5.11	The Board and the Committees may, in performing their duties, take advice from third parties.

6	Meetings

Number of meetings

6.1	The Board meets as often as business requires, and at least six times a year.

Convening meetings

6.2	Board meetings are convened by the Chairman. Upon written request of any Board member or the Group CEO addressed to the Chairman, he can convene an extraordinary Board meeting in accordance with sections 6.3 and 6.4.

Organization Regulations of UBS AG

Invitation

6.3	The Chairman or, if he is absent, one of the Vice Chairmen invites the Board members to the Board meetings.

Agenda and notice period

6.4	The invitation contains the agenda and must be sent to Board members and other attendees at least five business days prior to the date of the Board meeting together with all necessary supporting material. In time-critical cases (as determined by the Chairman at his discretion), a Board meeting may be held on shorter notice.

Chair

6.5	Board meetings are chaired by the Chairman or, in his absence, by one of the Vice Chairmen or, in their absence, by the SID or, in his absence, by another Board member selected by the Board members present.

Attendees

6.6	The Board may hold Board meetings as determined by the Chairman:

(i)	with or without the participation of the Group CEO and all or some of the other GEB members; and

(ii)	with the participation of other persons, who are invited to attend.

Meetings of independent Board members

6.7	The SID organizes and leads, at least twice a year, a meeting of the independent Board members without the participation of the Chairman.

Meeting format

6.8	Board meetings may be held in person, by telephone or video conference.

Minutes of Board meetings

6.9	The minutes contain all Board resolutions made and reflect in a general manner the considerations which led to the decisions made. Dissenting opinions of and votes cast by Board members must also be reflected in the minutes.

Form of minutes, inspection rights

6.10	The minutes must be signed by the Chairman or the Chairperson and the Company Secretary and must be made available for review and approval prior to the next Board meeting. Board members are entitled to examine the minutes of any Board meeting at any time.

7	Resolutions

Quorum of attendance

7.1	Subject to section 7.2, the presence in person or by telephone or video conference of the Chairman, one of the Vice Chairmen or the SID as well as the majority of the Board members is required to pass valid Board resolutions. If this quorum is not present, the Chairman or the Chairperson can seek a circular resolution of the Board (see section 7.4). No such quorum is required for decisions confirming and amending resolutions relating to capital increases (article 23 (2) of the AoA).

Quorum of resolutions, decisive vote

7.2	Board resolutions are passed by an absolute majority of the votes cast; in case of a tie, the Chairman’s vote is decisive (article 23 (1) of the AoA).

Resolutions on items not on agenda

7.3	If time-critical matters arise after a Board meeting has already been convened, such matters may be discussed at the Board meeting and Board resolutions made if a majority of all Board members present agree.

Circular resolutions

7.4	In time-critical cases, Board resolutions may be passed in writing (including by e-mail or other electronic means). A proposal for a circular resolution must be communicated to all Board members and is only deemed to have passed if:

(i)	more than two-thirds of all Board members cast a vote or give written notice that they abstain;

(ii)	an absolute majority of all Board members casting a vote approve the proposed resolution; and

(iii)	no Board member requests a Board meeting in relation to the subject matter of the proposed Board resolution within three business days of receiving notice of the proposal.

Board of Directors

Effect of circular resolutions

7.5	A circular resolution is as binding as a Board resolution adopted at a Board meeting and must be minuted in the Board minutes prepared pursuant to sections 6.9 and 6.10 for the next Board meeting.

8	Information rights

Right of information

8.1	Board members have access to all information concerning the business and the affairs of the UBS Group as may be necessary or helpful for them to fulfill their duties as Board members.

Request for information during Board meetings

8.2	At Board meetings, any Board member is entitled to request information on any matter relating to the UBS Group regardless of the agenda, and the Board or GEB members present must provide such information to the best of their knowledge.

Request for information outside of Board meetings

8.3	Should a Board member require information or wish to review documents outside a Board meeting, he must address his request – routed through the Company Secretary – to the Chairman. Should a Committee Chairperson require information or wish to review documents outside a Committee meeting, he can, within the range of responsibilities of his Committee, address his request to a member of the GEB directly, to Group IA or external auditors. The Chairman and the Group CEO must be informed accordingly.

9	Board self-assessment

Board self-assessment

9.1	At least annually, the Board reviews, on the basis of an assessment conducted by the GNC (which includes an appraisal by an external expert at least every three years), its own performance, as well as the performance of each of the Committees. Such a review seeks to determine whether the Board and the Committees function effectively and efficiently.

Performance evaluation

9.2	The GNC also arranges a performance evaluation for the Chairman. In light of the annual performance evaluation, the Board must consider whether any changes should be made to the membership of the Board or Committees.

10	Chairman

Election

10.1	The Board proposes the Chairman who in turn is elected by shareholders at the general meeting.

In general

10.2	The Chairman leads the Board. He further coordinates the tasks within the Board and, in particular, calls Board meetings and sets their agenda.

Shareholders’ meetings

10.3	The Chairman presides over the AGMs and EGMs.

Coordination of Committee work and Chairman’s attendance

10.4	The Chairman coordinates, together with the Committees’ Chairpersons, the work of all Committees. Generally, he or one of the Vice Chairmen chairs the GNC and may attend the meetings of other Committees in consultation with the relevant Committee Chairperson.

External communication

10.5	The Chairman, together with the Group CEO, is responsible for ensuring effective communication with shareholders and stakeholders, including government officials, regulators and public organizations. He is the primary representative of the Board and, together with the Group CEO, of the UBS Group with the media. Other Board members may only discuss UBS Group matters with the media with the approval of the Chairman. The SID ensures communication with those shareholders who wish to conduct discussions with an independent Board member.

Organization Regulations of UBS AG

Relationship with Board and GEB

10.6	The Chairman establishes and keeps close working relationships with the Group CEO and the other GEB members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under these ORs. He also facilitates a constructive relationship between the Board and the Group CEO and other GEB members.

Further duties

10.7	Full details of the responsibilities and authorities delegated to the Chairman are set out in Annex B and in Annex D.

11	Vice Chairmen and Senior Independent Director

Appointment

11.1	The Board appoints one or more Vice Chairmen and a SID. If the Board appoints more than one Vice Chairman, one of them must be independent.

Responsibilities and authorities

11.2	Full details of the responsibilities and authorities delegated to the Vice Chairmen and the SID are set out in Annex D. Further responsibilities and authorities of the SID follow from sections 6.7, 10.5 and 15.9.

12	Company Secretary

Appointment and function

12.1	In the constitutional meeting of the Board, the Board appoints a Company Secretary who acts as secretary to the Board and its Committees.

Responsibilities and authorities

12.2	The Company Secretary keeps the Board minutes and the Committees’ minutes and assists the Board, the Chairman, the Vice Chairmen, the SID and the Committees in coordinating and fulfilling their duties and assignments.

Staff and reporting

12.3	The Company Secretary manages the staff supporting the Board and reports to the Chairman.

Official documents

12.4	The Company Secretary is responsible for keeping UBS’s official company documents and records including their certification.

13	Board Committees

Appointment and election

13.1	The Board appoints the Committee members and the respective Committee Chairpersons. The HRCC members are proposed by the Board and in turn elected by shareholders at the general meeting.

Responsibilities and authorities

13.2	Based on articles 25 and 27 of the AoA, the Board delegates certain responsibilities and authorities to the Committees pursuant to Annex B and Annex C.

Management

14	Delegation

Delegation of management

14.1	The Board delegates the management of the business as set out in section 2.1 (ii).

Further delegation by the GEB

14.2	Pursuant to section 2.4, the Group CEO and the GEB may in turn further delegate certain responsibilities and authorities to other Executives and committees and may empower them to further delegate their responsibilities and authorities to other Executives and committees of the UBS Group. Each such delegation must be in writing, and clear rules on responsibilities, authorities and accountabilities must be established. The specific responsibilities and authorities delegated by the GEB to a committee of the GEB will be set forth in a resolution adopted or a charter approved by the GEB.

Time-critical matters

14.3	The GEB will establish arrangements to ensure that decisions are made in a time-critical business matter, should the responsible Executive be unable to act.

15	Group Executive Board

Appointment

15.1	All GEB members (with the exception of the Group CEO) are proposed by the Group CEO. The appointments are made by the Board.

Responsibilities and authorities

15.2	Under the leadership of the Group CEO, the GEB (except for management responsibility delegated herein or in Annex B to the Group Regional CEOs and the Divisional CEOs) has executive management responsibility for the UBS Group and its business. It assumes overall responsibility for the development of the UBS Group and BD strategies and the implementation of approved strategies.

GEB as risk council

15.3	The GEB constitutes itself as the risk council of the UBS Group. In this function, the GEB has overall responsibility for establishing and supervising the implementation of risk management and control in the UBS Group, including the risk appetite framework and the risk management and control principles, as well as for managing the risk profile of the UBS Group as a whole as determined by the Board and the RC.

Preparation of Board decisions

15.4	The GEB prepares in its competence area (see sections 15.2 and 15.6) proposals for approval by the Board and supports the Board in its decision-making process.

Group ALCO

15.5	The GEB is responsible for promoting the usage of the UBS Group’s assets and liabilities in line with the UBS Group strategy, regulatory commitments and interests of shareholders and other stakeholders. For this purpose, the GEB has established the Group ALCO pursuant to section 14.2. The key authorities of the Group ALCO are set out in Annex B and in the ALM Authorities approved by the Board. Further specific responsibilities and authorities delegated by the GEB to the Group ALCO are set forth in the terms of reference for the Group ALCO approved by the GEB.

Further duties

15.6	The GEB is furthermore responsible for all management matters not reserved under the AoA or the ORs to any other person or body. The GEB may delegate such matters, either by issuing its own business regulations or by approving business regulations issued by the BDs or the CC. Details of the key authorities delegated to the GEB are set out in Annex B and are based on article 35 of the AoA.

Meetings

15.7	Generally, the GEB meets at least once every month or as appropriate (sections 6.3, 6.4, 6.5 and 6.8 apply mutatis mutandis to such meetings). Extraordinary GEB meetings will be called by the Group CEO as required or held at the request of one GEB member (section 6.2 applies mutatis mutandis to the calling of such extraordinary meetings).

Quorum

15.8	A majority of GEB members are required to be present at a GEB meeting either in person or by telephone or video conference, in order to form the necessary quorum.

Organization Regulations of UBS AG

Resoloutions

15.9	The resolutions of the GEB are made by the majority of the GEB members present. The Group CEO has the power to overrule any GEB resolution. If the Group CEO exercises this power, he must inform the Chairman and the SID immediately.

Minutes

15.10	Minutes are taken of all GEB meetings. They contain all resolutions made by the GEB. The minutes are sent to all GEB members and to the Chairman. Board members may inspect the GEB minutes in accordance with section 8.

Circular resolutions

15.11	With respect to circular resolutions of the GEB, sections 7.4 and 7.5 apply mutatis mutandis.

Time-critical matters

15.12	In time-critical matters, and if it is not feasible to convene a telephone or video conference or to proceed by circular resolution within the time available, the Group CEO may, together with two other GEB members of his choice, make decisions, which have the effect of GEB resolutions. GEB members who could not be reached in time must be informed as soon as possible.

Assessment

15.13	At least annually, the Group CEO reviews, on the basis of an assessment, the performance of the GEB. Such a review seeks to determine whether the GEB functions effectively and efficiently. In light of the annual performance evaluation, the Group CEO must consider whether any changes should be made to the composition of the GEB.

16	Group Chief Executive Officer

Appointment

16.1	The Group CEO is appointed by the Board upon proposal of the Chairman and the GNC.

Function, substitution

16.2	The Group CEO is the highest executive officer of the UBS Group and has responsibility and accountability for the management and performance of the UBS Group. The Group CEO nominates a Deputy CEO from within the GEB who is confirmed by the Board. The Deputy CEO shall temporarily exercise all responsibilities and authorities if the Group CEO should be incapacitated or unavailable to exercise his function as Group CEO.

Main responsibilities and authorities

16.3	The Group CEO sets the business and corporate agenda, ensures high-quality and timely decision-making and controls the implementation of decisions made. He is responsible for the GEB fulfilling its tasks and assuming its responsibilities. The Group CEO ensures alignment of the individual GEB members to the business and corporate agenda. He supports and advises leaders of all organizational units as established in the business regulations and fosters an integrated entrepreneurial leadership spirit across the UBS Group. The Group CEO assumes a leading role in preparing the Board’s consideration of UBS’s strategy, risk and compensation principles. He is responsible for planning succession at GEB level. Together with the Chairman, he has the responsibility for UBS’s reputation. He represents UBS, in coordination with the Chairman, in contacts with important investors, clients and other stakeholders, as well as to the general public (see also section 10.5).

Further responsibilities and duties

16.4	In addition to the responsibilities outlined in section 16.3, the Group CEO has responsibility for the management and control of Group Human Resources, Group Regulatory Relations and Strategic Initiatives, Group Communications & Branding and Group Governmental Affairs. Further details of the responsibilities and key authorities delegated to the Group CEO are set out in Annex B and in the CC business regulations.

Right to overrule decisions

16.5	The Group CEO has an all-encompassing right to information about and examination of all matters handled in the business. He has the power to overrule any decisions made by any management body, including any resolution by the GEB (see section 15.9).

Management

Reporting to the Board

16.6	The Group CEO ensures that the Chairman and the Board are kept informed in a timely and appropriate manner. The Group CEO (either personally or through any other GEB member) regularly informs the Board on the current business development and on important business issues, including all matters falling within the duties and responsibilities of the Board. Such reports must cover:

(i)	key performance indicators and other relevant financial data of the UBS Group;

(ii)	existing and emerging risks;

(iii)	updates on developments in important markets and on peers; and

(iv)	information on all issues which may affect the supervisory or control function of the Board.

17	Group Chief Financial Officer

Responsibilities and authorities

17.1	The Group CFO is responsible for ensuring transparency in, and the assessment of, the financial performance of the Group and the BDs, and for the Group’s financial accounting, controlling, forecasting, planning and reporting processes. He also provides advice on financial aspects of strategic projects and transactions. The Group CFO has management responsibility over divisional and UBS Group financial control functions. The Group CFO is responsible for the management and control of the Group’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk with independent oversight from the Group CRO, and for UBS’s regulatory capital ratios. After consultation with the AC, he makes proposals to the Board regarding the standards for accounting adopted by UBS and defines the standards for financial reporting and disclosure. Together with the Group CEO, he provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002 and, in coordination with the Group CEO, manages relations with analysts and investors. The Group CFO supports the Group CEO in strategy development and key strategic topics.

External auditors

17.2	The Group CFO coordinates, under the supervision of the AC, the working relationships with the external auditors.

Further duties

17.3	Further details of the responsibilities and key authorities delegated to the Group CFO are set out in Annex B and in the CC business regulations.

Reporting

17.4	The Group CFO reports to the Group CEO and has an obligation to advise the Chairman as well as the AC or RC on significant issues arising in the field of his responsibilities.

18	Group Chief Operating Officer

Responsibilities and authorities

18.1	The Group COO is responsible for providing quality, cost-effective and differentiating Group-wide IT services and tools in line with the needs of the BDs and CC and for the delivery of a wide range of operational services across all BDs and regions. He is further responsible for efficiently supplying real estate infrastructure and general administrative services, directing and controlling all supply and demand management activities, supporting the firm with its third-party sourcing strategies and taking responsibility for the bank’s near / offshore, outsourcing and supplier-related processes. The Group COO supports the firm in enabling change and transition to better serve clients by redefining the level of services and product offerings throughout the firm, improving the effectiveness and efficiency of the UBS Group’s operating model and processes, reducing complexity and enhancing the flexibility and agility of the organization.

Further duties

18.2	Further details of the responsibilities and key authorities delegated to the Group COO are set out in Annex B and in the CC business regulations.

Reporting

18.3	The Group COO reports to the Group CEO and has an obligation to advise the Chairman on significant issues arising in the field of his responsibilities.

Organization Regulations of UBS AG

19	Group Chief Risk Officer

Responsibilities and authorities

19.1	The Group CRO is responsible for the development of the UBS Group’s risk appetite framework, its risk management and control principles and risk policies. In accordance with the risk appetite framework approved by the Board, the Group CRO is responsible for:

(i)	the implementation of appropriate independent control frameworks for credit, market, treasury, country, compliance and operational risks within the UBS Group;

(ii)	the development and implementation of the frameworks for risk measurement, aggregation, portfolio controls and, jointly with the Group CFO, for risk reporting; and

(iii)	decisions on transactions, positions, exposures, portfolio limits and risk provisions / allowances in accordance with the risk control authorities delegated to him.

The Group CRO has management responsibility over the divisional, regional and firm-wide risk control functions, and monitors and challenges the bank’s risk-taking activities including the BDs. He is also responsible for maintaining a control framework to ensure that UBS meets relevant regulatory and professional standards in the conduct of its business and coordinates in this respect with the Group GC.

Further duties

19.2	Further details of the responsibilities and key authorities delegated to the Group CRO are set out in Annex B, the Risk Authorities and in the CC business regulations.

Reporting

19.3	The Group CRO reports to the Group CEO and has an obligation to advise the Chairman as well as the RC on significant issues arising in the field of his responsibilities.

20	Group General Counsel

Responsibilities and authorities

20.1	The Group GC is responsible for legal matters, policies and processes and for managing the legal function for the UBS Group. He assumes responsibility for legal oversight in respect of the Group’s key regulatory interactions and for maintaining the relationships with the UBS Group’s key regulators with respect to legal matters. He is further responsible for reporting legal risks, material litigation and managing litigation, internal, special and regulatory investigations.

Further duties

20.2	Further details of the responsibilities and key authorities delegated to the Group GC are set out in Annex B and in the CC business regulations.

Reporting

20.3	The Group GC reports to the Group CEO and has an obligation to advise the Chairman as well as the AC or RC on significant issues arising in the field of his responsibilities.

21	Group Regional CEOs and Divisional CEOs

Responsibilities and authorities of Group Regional CEOs

21.1	The Group Regional CEOs are responsible for cross-divisional collaboration and representing the UBS Group to the broader public in their region. The Group Regional CEOs coordinate and implement, jointly with the BD CEOs and heads of the control and support functions, UBS Group strategies across all BDs in their region. The Group Regional CEOs, with support from Group Regulatory Relations and the Regional General Counsel, assume UBS Group-wide regional regulatory responsibility in their region.

Veto power of Group Regional CEOs

21.2	The Group Regional CEOs have a veto power over decisions made by the Divisional CEOs and / or by the members of the BDs in respect to all business activities that may have a negative regulatory or reputational impact in their respective region. If a Group Regional CEO exercises this power, he informs the Group CEO of his decision. The Group CEO may overrule the Group Regional CEOs’ veto decisions.

Responsibilities and authorities of Divisional CEOs

21.3	The Divisional CEOs propose BD strategies taking into account input from the Group Regional CEOs and are responsible for the dedicated financial resources, risk appetite, people and infrastructure of the BD. They are accountable for the success, risks, results and value of their BD. The Divisional CEOs are responsible for the front-to-back control environment of the respective BD.

Management

Further duties

21.4	Further details of the responsibilities and key authorities delegated to the Group Regional CEOs and the Divisional CEOs are set out in Annex B as well as in the terms of reference for the Group Regional CEOs and in the business regulations for the Divisional CEOs.

Reporting

21.5	The Group Regional CEOs and the Divisional CEOs are all GEB members and report to the Group CEO.

Organization Regulations of UBS AG

Group Internal Audit

22	Scope, responsibilities, authorities and reporting

Scope

22.1	Group IA is the internal audit function for the entire UBS Group.

Responsibilities

22.2	Group IA independently, objectively and systematically assesses:

(i)	the effectiveness of processes to define strategy and risk appetite as well as the overall adherence to the approved strategy;

(ii)	effectiveness of governance processes;

(iii)	effectiveness of risk management, including whether risks are appropriately identified and managed;

(iv)	effectiveness of internal controls, specifically whether they are commensurate with the risks taken;

(v)	soundness of the risk and control culture;

(vi)	effectiveness and sustainability of remediation activities, originating from any source;

(vii)	reliability and integrity of financial and operational information, i.e. whether activities are properly, accurately and completely recorded, and the quality of underlying data and models; and

(viii)	compliance with legal, regulatory and statutory requirements (such as the provisions of the AoA), as well as with internal policies (including these ORs) and contracts.

Charter

22.3	Details of the role, responsibilities and authorities of Group IA are set out in the charter for Group IA, which is approved by the Board on the recommendation of the Chairman, whose recommendation is based on advice from the AC.

Access rights

22.4	Group IA possesses unrestricted auditing rights within the UBS Group; it has access at all times to all accounts, books, records, systems, property and personnel in order to fulfill its auditing responsibilities. The Head Group IA has open, direct and unrestricted access to the Chairman, the RC and the AC as well as to the Group CEO.

Independence

22.5	Group IA is independent in determining its activities (e.g. when defining audit scope and executing audit engagements) and Group IA reports are not subject to any instructions or restrictions.

Reporting

22.6	The Head Group IA reports directly to the Chairman. In addition, Group IA has a functional reporting line to the AC in line with the responsibilities of the AC as set forth in Annex C 5.2 (iii). The AC must be informed of the results of the annual internal audit plan and status of annual internal audit objectives and must be in regular contact with the Head Group IA.

23	Organization

Appointment

23.1	The Head Group IA is appointed by the Board upon the proposal of the Chairman and the AC.

Special audits

23.2	The AC may order special audits to be conducted. Separately, other Board members, Committees or the Group CEO may request such audits in consultation with the AC.

Special provisions

24	Authority to sign

In general

24.1	Any employee of UBS having one of the following ranks is authorized to sign, jointly with another authorized signatory, on behalf of UBS:

(i)	the Chairman and each of the Vice Chairmen;

(ii)	each of the GEB members;

(iii)	the Head Group IA and the Company Secretary;

(iv)	each of the GMDs;

(v)	each of the MDs, EDs and Ds or senior staff with equivalent ranks;

(vi)	each of the Associate Directors (with respect to the BDs Wealth Management, Retail & Corporate, and the CC also “Prokuristen,” and with respect to the BDs Wealth Management and Retail & Corporate also “Handlungsbevollmächtigte”); and

(vii)	for specified locations, each of the Authorized Officers.

Signing policy

24.2	The Group GC issues a UBS Group signing policy, specifying all details, including but not limited to the scope of signature authorities and possible extensions, exceptions to the joint signature authority principle, and the possibility for signatories of UBS to sign on behalf of UBS Entities and vice versa. In addition, UBS Entities establish their respective rules, according to mandatory provisions of local law, rules and regulations.

25	Form of signature

Signature form

25.1	All authorized signatories sign by adding their signature to the name of the legal entity on whose behalf they act.

26	Conduct of Board members and Executives

Duty of care and loyalty

26.1	Each Board member and all Executives are under a duty to carry out their responsibilities with due care and to safeguard and further the interests of UBS and of all of its shareholders.

Conflicts of interest

26.2	The Board members and Executives arrange their personal and business affairs so as to avoid, as much as possible, a conflict of interest.

Disclosure of conflict of interest

26.3	Each Board member and Executive must disclose to the Chairman or, respectively, the Group CEO any conflict of interest generally arising or relating to any matter to be discussed at a meeting, as soon as the Board member or Executive becomes aware of its existence.

Procedural measures

26.4	Subject to exceptional circumstances in which the best interests of UBS dictate that the Board member or Executive with a conflict of interest shall not participate in the discussions and decision-making involving the interest at stake, the Board member or Executive with a conflict of interest shall participate in discussions and a double vote (meaning a vote with and a vote without the conflicted individual) shall take place. A binding decision on the matter requires the same outcome in both votes. The Chairman or, respectively, the Group CEO must advise the respective corporate body of the conflict of interest and record the existence of the conflict in the meeting minutes. In the event of doubt, the Chairman or, respectively, the Group CEO shall request the respective corporate body to determine whether a conflict of interest or exceptional circumstances exist.

Duty of confidentiality

26.5	Each Board member and Executive keeps all information – except information already in the public domain – relating to the UBS Group, which he has learned during the performance of his duties, strictly confidential at all times. Such information can only be disclosed to third parties with prior written clearance from the Chairman or the Group CEO. This obligation and duty continues even after the term of office of the Board member or Executive has expired for as long as the relevant information remains confidential.

Organization Regulations of UBS AG

Benefits of Board members and Executives

26.6	If a Board member or an Executive becomes aware of the fact that he may receive a financial or non-financial benefit other than any salary, remuneration or other benefit from UBS, as a result of his employment with UBS, that person must:

(i)	promptly inform the Board, in the case of a Board member or the Group CEO; and

(ii)	promptly inform the Group CEO, in the case of an Executive other than the Group CEO.

27	Entry into force, amendments

Entry into force

27.1	These ORs replace the former regulations of 1 January 2013 governing the internal organization of UBS and come into effect on 1 October 2014, based on a Board resolution dated 25 September 2014.

Amendments

27.2	These ORs may be amended by the Board only with the approval of the FINMA.

Annex A – Organizational chart of UBS AG

Organizational chart of UBS AG

Annex B – Key approval authorities

Contents

	Key approval authorities
24	1	Organizational structure
24	2	Strategy
24	3	Legal structure: UBS Entities, branches and representative offices
25	4	Personnel and compensation
27	5	Financial matters
28	6	Risk management and control
28	7	Other matters

Annex B – Key approval authorities

Key approval authorities

All references to amounts are in million CHF unless specified otherwise.

A = Approval; I = Information; P = Proposal; X = Proposal and approval authority (= initiative and execution) attributed.

This annex outlines and provides further details on the key approval authorities of the BoD as described in the AoA and these ORs and on authorities specifically delegated to the Group CEO and the GEB, including the Group ALCO, and in some instances further delegated to the competence of the BDs and CC. As set out in section 15.6 of the ORs, the GEB is responsible for all management matters not reserved under the AoA or the ORs to any other person or body and may delegate such matters, either by issuing its own business regulations or by approving business regulations issued by the BDs or the CC.

When the GEB or Group ALCO has the proposal responsibility, a proposal must be brought to the respective body by the topic owner. If the proposal is endorsed by the GEB / Group ALCO, the topic owner is then responsible for bringing the proposal to the subsequent approval level. Unless otherwise noted, the Group Head HR is the topic owner for items under section 4, the Group CFO for items under sections 3 and 5, and the Group CRO for items under section 6.

The business regulations of each BD and of the CC will define the approval authorities and their delegation within the BD / CC. In the absence of any contrary provision in the BD / CC business regulations, the executive committee of the BD / CC or a similar body shall have the approval authority.

		BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
1	Organizational structure
1.1	AoA	A*					* To be submitted to general shareholders’ meeting for approval
1.2	Organization Regulations (including Annexes)	A*	P: GNC		P		* Subject to FINMA approval
1.3	BD and CC business regulations		I: GNC		A	P
1.4	Basic organizational structure of the UBS Group	A		P			Definition of basic structure (BDs)
1.5	Organizational structure of the BDs and the CC			A		P
1.6	Terms of reference for Group Regional CEOs			X
1.7	Terms of reference for Group ALCO				A: GEB / P:
Group CFO
1.8	Special committees for UBS Group purposes; definition of charter and appointment of members				A	P
1.9	Code of Business Conduct and Ethics	A	P: CRC
2	Strategy
2.1	UBS Group strategy	A		P	P
2.2	BD strategies	I		A	I	P*	*Taking into account input from
Group Regional CEOs
2.3	Three-Year Strategic Plan and One-Year Operating	A			P
Plan of the UBS Group
3	Legal structure: UBS Entities, branches and representative offices
3.1	UBS Entities: incorporation, reactivation, UBS Group internal transfer of legal ownership (including partial transfer and UBS Group internal merger*) and / or divisional responsibility, and dissolution of UBS Entities with equity of:				A: GEB: > 500 /A: Group CFO: 500	P	In case of a merger, the equity of the entity or entities which will be dissolved determines the required approval level Subject to LSC sign-off
*Merger of a UBS Entity with UBS requires formal approval by the BoDs of UBS and the relevant entity
3.2	Establishment and closure of branches (including sub-branches) and representative offices (or similar setups such as agencies or satellite offices) of the Parent Bank				A*	P

Branches and representative offices of the Parent Bank outside Switzerland are subject to LSC sign-off

*Excluding local bank branches in Switzerland, for which the approval authority is with Wealth Management and Retail & Corporate BDs jointly

3.3	Establishment and closure of branches (including sub-branches) and representative offices (or similar setups such as agencies or satellite offices) of UBS Entities				A*: Group CFO	P* / X	Branches and representative offices of UBS Entities outside their home country are subject to LSC sign-off *Outside the home country of the UBS Entity
3.4	Appointment of board members and management of UBS Entities (including supervisory bodies elected by the shareholders of the respective UBS Entity)		A			P	Including remuneration for external members

Key approval authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
3.5	Acquisitions and divestments (share and asset deals with third parties; including increase or decrease of ownership in UBS Entities and sale / purchase of business lines) with total consideration of:		A: > 500 I: > 50		I*	A: GEB: 500 / A: Group CFO: 50	P	*All transactions prior to entering into any commitment
3.6	Funding and financial management of UBS Entities
	3.6.1	Capital increase* and reduction / redemption of UBS Entities** (individual or cumulative p.a. per entity)				A: GEB: > 500 / A: Group CFO: 500	P	*Includes payments in / from share premium accounts, profit retention, debt forgiveness, equity-like lending and other measures with similar effect **Includes branches of the Parent Bank and UBS Entities subject to local tax and / or regulatory capital requirements
	3.6.2	Parental support for UBS Entities				A: GEB: > 1,000 /	P
A: Group CFO:
1,000
3.7	Application for or return of bank, broker and / or dealer license or other significant financial services license; material extension of such existing license					A	P	Determination of significance or materiality is in the responsibility of the relevant BD’s general counsel having regard to the financial, reputational or strategic impact
3.8	Purchase, sale, increase, decrease and write-downs / -offs of Infrastructure Holdings		A: > 1,000			A: GEB: 1,000 / A: Group CFO: 50	A*: 20	Investments into the asset class “infrastructure and utilities” are classified as Commercial Holdings and subject to the Risk Authorities (internal document) *Immediate notification to LSC
4	Personnel and compensation
4.1	Appointments, removals and succession planning
	4.1.1	Appointments and removals
	4.1.1.1	Chairman / BoD members / members of the HRCC	A*	P**: Chairman / GNC				*To be submitted to a general shareholders’ meeting for approval **Except for Chairman’s own appointment
	4.1.1.2	Group CEO	A	P: Chairman / GNC
	4.1.1.3	Other GEB members (excluding Group CEO)	A	P: GNC	P
	4.1.1.4	BD and Group regional executive committee members, and chairmen and vice chairmen within the BDs, CC or regions			A	P: respective GEB member / I: GEB
	4.1.1.5	Company Secretary and Head Group IA*	A	P*: Chairman				*Head Group IA additionally proposed by the AC
	4.1.1.6	New hire, promotion or removal of GMDs and MDs				X (GMD) I (MD)	X (MD)*	*MD promotion is subject to final approval by the respective Group regional executive committee
	4.1.2	Succession plans
	4.1.2.1	BoD members		X*: Chairman / GNC				*See Annex C section 7.2
	4.1.2.2	Group CEO and other GEB members		A*: Chairman / GNC	P (excl. CEO)			*See Annex C section 7.2
4.2	Mandates							Refer to AoA Articles 31 and 36 for additional information including limitations
	4.2.1	Non-independent BoD members in listed and non-listed companies	A
	4.2.2	Independent BoD and GEB members in listed and non-listed companies		A: GNC
	4.2.3	Mandates as per AoA Article 31 para. 2 of BoD members		A: GNC
	4.2.4	Mandates as per AoA Article 36 para. 2 of GEB members		I: GNC	A
4.3	Compensation and benefits
	4.3.1	Establish and review UBS Group compensation strategy and guidelines	A	P: HRCC		P

		BoD	Chairman / BoD Committees	Group CEO	GEB	BDs/CC	Remarks
4.3.2	Standard employment and termination agreements and any material variations for GEB members and non-independent BoD members		A*: Chairman / HRCC	P (excl. CEO)			*See Annex C section 8.2 For non-independent BoD members, the approval authority is with the HRCC
4.3.3	Establishment of share ownership policy for GEB members		A: HRCC	P
4.3.4	Key terms of compensation plans and programs
4.3.4.1	Independent BoD members	A: non-independent BoD members	P*: Chairman				*The HRCC advises the Chairman accordingly
4.3.4.2	Non-independent BoD members		X: HRCC I: Chairman
4.3.4.3	Executives	I	A: HRCC	P
4.3.4.4	All other employees		I: HRCC**		A*	P (to Group Head HR)	*Can be delegated to Group Head HR **If determined to be sufficiently material
4.3.5	Key terms of new or amended equity plans with significant use of UBS shares	A	P: HRCC		P		Significant use determined by Group CFO and Group Head HR in consideration of financial, reputational or strategic impact.
4.3.6	Key terms of new or amended compensation plans, pension and benefits plans and other compensation arrangements with a material financial, reputational or strategic impact	I	A:HRCC		P		Materiality determined by Group CFO and Group Head HR; other compensation plans, policies and programs remain in the competence of GEB / BDs, in accordance with guidelines and policies of HR
4.3.7	Total compensation and benefits for:
4.3.7.1	Chairman of the BoD and non-independent BoD members	I	X*: HRCC				*To be submitted to general shareholders’ meeting for approval (BoD compensation in aggregate)
4.3.7.2	Independent BoD members	A*: non-independent BoD members	P**: HRCC / P to HRCC: Chairman				*To be submitted to general shareholders’ meeting for approval (BoD compensation in aggregate) **See Annex C section 8.2
4.3.7.3	Group CEO	A*	P**: HRCC / Chairman				*To be submitted to general shareholders’ meeting for approval (GEB compensation in aggregate) **See Annex C section 8.2
4.3.7.4	GEB members (excluding Group CEO)	A*	P: HRCC	P			*To be submitted to general shareholders’ meeting for approval (GEB compensation in aggregate)
4.3.7.5	Former GEB members (for first financial year after having left the GEB)		A: HRCC	P
4.3.7.6	All new hires and existing employees with a proposed total annual compensation of CHF 5 million or more; replacement awards in the estimated amount of equal or more than CHF 5 million; including total compensation for the 50 employees with highest total compensation within the firm during the year-end pay decisions		A*: HRCC		P: respective GEB member		*To be obtained prior to engagement of new hires See Annex C section 8.2 for further details Final approval can be delegated to HRCC Chairperson
4.3.7.7	All employees with severance payments of CHF 2 million or more*	A	P: HRCC		P: respective GEB member		*Unless legally obligated or part of severance plan
4.3.8	Variable compensation
4.3.8.1	Setting of overall final annual pool for variable compensation	A	P: HRCC	P
4.3.8.2	Setting of final annual pools for BD and CC variable compensation	I	A: HRCC	P
4.3.9	Determination of funding guidelines for retirement benefits and funding decisions for plans with material asset levels, as well as material increase in the annual cash funding for retirement plans				A: GEB / P: Group CFO		Materiality determined by Group CFO in consultation with Group Head HR
4.3.10	Appointment of company representatives to pension boards / trusts with material pension plans			A*	X: respective Group Regional CEO		*For the Swiss Pension Fund additional approval from the Group CEO is required

Key approval authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs/CC	Remarks
5	Financial matters
5.1	External audit
	5.1.1	Appointment of auditors of UBS	A*	P: AC		P		*To be submitted to general shareholders’ meeting for approval
	5.1.2	Appointment of auditors of UBS Entities		A: AC		P: Group CFO
5.2	Financial reporting: quarterly and annual financial statements and annual report		A*	P: AC		P		*Annual report is submitted to general shareholders’ meeting for approval
5.3	Capital expenditure and operating lease commitments with multi-year P&L impact		A: > 1,000			A: GEB: 1,000 / A: Group COO: 200*

Capital expenditure refers to the total investment capitalized on the balance sheet and amortized through the P&L; operating lease commitments refer to the cumulative P&L impact over the life of the commitment

*For a real estate commitment with both capital expenditure and lease commitments, a combined Group COO limit of 250 applies

5.4	Changes from one-year operating plan to cost allocation for services provided by CC functions to BDs				A	P: Group CFO
5.5	Asset and liability management
	5.5.1	Asset and liability management frameworks	A	P: RC		P: Group ALCO		Including framework for capital management, capital allocation and liquidity and funding risk
	5.5.2	Asset and liability management authorities	A	P: RC		P: Group ALCO		Delegated authorities within the Group for liquidity, funding and capital management limits and targets
	5.5.3	Listing and delisting of UBS shares	A			P: Group ALCO
	5.5.4	Dividends on UBS shares	A*	I: RC		P: GEB		*To be submitted to general shareholders’ meeting for approval
	5.5.5	Increase and decrease of share capital, creation of conditional and authorized capital of UBS	A*	I: RC		P: Group ALCO		*To be submitted to general shareholders’ meeting for approval
	5.5.6	Use of authorized capital of UBS	A			P: Group ALCO
	5.5.7	Use of conditional capital of UBS				A: Group ALCO / P: Group CFO
	5.5.8	Establishment of share repurchase programs*	A	P: RC		P: Group ALCO		*Use of established share repurchase plans, sale and purchase of treasury stock (including derivatives) including for delivery under employee compensation plans under the authority of the Group CFO
	5.5.9	Group and Parent Bank capital plan	A			P
	5.5.10	Funding plan*		I: RC		A: Group ALCO / P: Group CFO		*Including contingency funding plan
	5.5.10.1	Transactions in relation to debt securities for the purposes of executing on capital and funding plans				X: Group CFO		Transactions include issue, repurchase and redemption of notes, bonds and other debt securities with similar characteristics (including those qualifying as regulatory capital)
	5.5.10.2	Establishment and structural changes (e.g. increase) of debt programs and CD / CP programs		I: RC		I: Group ALCO / X: Group CFO	P
	5.5.11	Attribution of equity to Group, BDs and CC and determining the cost of equity for Group and BDs	A	P: RC		P: Group ALCO
	5.5.12	Sale of UBS originated assets to third parties (including SPEs) as part of asset securitization for funding purposes		I: RC		A: Group ALCO / P: Group CFO
5.6	Taxation
	5.6.1	Tax risk management and control framework, including concept and risk measurement methodology		I: AC		A: GEB / P: Group CFO
	5.6.2	Corporate income tax audit settlements and establishment, increase or release of tax risk provisions (for any individual item or related collection of items or audit cycle, irrespective of whether there is an income statement effect)	A: > 1,000			A: GEB: 1,000 / A: Group CFO: 250		For other BD- and CC-specific taxes the approval authority is with the relevant BD and CC CFO taking into account the recommendations of Group Tax

Annex B – Key approval authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
6	Risk management and control							Principally related to market, credit, country and relevant categories of operational risk
6.1	Risk appetite framework
	6.1.1	Risk management and control principles and risk appetite	A	P: RC		P
	6.1.2	Risk appetite methodology (objectives and scenario)		A: RC*		A: Group CRO**		*RC approves methodology and major changes thereto
**Group CRO approves detail; Group CRO determines what is considered “major”
6.2	Risk authorities		A	P: RC		P		High-level delegated authorities within the Group for risk limits, transactions and positions
7	Other matters
7.1	Global recovery and resolution planning		A	P: RC		P
7.2	Invoking the global recovery plan		A			P
7.3	Litigation / settlements / provisions involving litigation authorization to
	7.3.1	Initiate litigation				A: GEB: > 100 / A: Group GC: 100	A:20
	7.3.2	Conclude settlements * / **	A: > 250			A: GEB: 250 /	A:20	*If UBS is plaintiff, or claimant
						A: Group GC: 100		vis-à-vis insurance companies, the original claim is relevant; if UBS is defendant, the settlement amount is relevant
**Including settlement with insurance companies
	7.3.3	Establishment, change, or release and reclassification of legal, liability and compliance provisions involving litigation	A: > 250			A: GEB: 250 / A: Group GC: 100	A:20	All amounts are cumulative for the entire claim. However, incremental increases of up to CHF 2 million for a given claim irrespective of the cumulative provision level can be reviewed / approved by the general counsel of the BD without further review / approval
7.4	Approval of Group IA’s annual audit plan and annual audit objectives		I	A: AC		I		Proposal by Head Group IA

Annex C – Charter for the Committees of the Board of Directors of UBS AG

Contents

	Introduction
31	1	Basis and purpose

	Membership and constitution
33	2	Number of Committee members, their independence and knowledge
33	3	Constitution

	Responsibilities and authorities
33	4	Delegation of responsibilities and authorities
33	5	Audit Committee
35	6	Corporate Responsibility Committee
35	7	Governance and Nominating Committee
36	8	Human Resources and Compensation Committee
39	9	Risk Committee
39	10	Further responsibilities and authorities
39	11	Delegation to a subcommittee
39	12	Information rights
39	13	Advice from third parties

	Meetings and resolutions of the Committees
40	14	Meetings
40	15	Resolutions and information rights

	Reporting
41	16	Regular reporting
41	17	Special reporting

	Special provisions
42	18	Confidentiality
42	19	Self-assessment and adequacy review

Annex C – Charter for the Committees of the Board of Directors of UBS AG

Introduction

1	Basis and purpose

Basis

1.1	This Committees charter is enacted by the Board pursuant to articles 716–716b CO, articles 25 and 27 of the AoA and sections 5.10 and 13.2 of the ORs.

Purpose

1.2	The purpose of this Committees charter is to set out the objectives, composition and responsibilities of the Board Committees, being:

(i)	the Audit Committee;

(ii)	the Corporate Responsibility Committee;

(iii)	the Governance and Nominating Committee;

(iv)	the Human Resources and Compensation Committee; and

(v)	the Risk Committee.

Membership and constitution

2	Number of Committee members, their independence and knowledge

Minimum number of Committee members

2.1	Each Committee must have at least three Committee members.

Independence

2.2	Each Committee must consist of Board members who are non-executive, meaning members who do not perform management functions within the UBS Group, and:

(i)	in respect of the HRCC, are all independent as defined by section 3.2 of the ORs;

(ii)	in respect of the GNC and CRC, are independent, in a majority, as defined by section 3.2 of the ORs;

(iii)	in respect of the AC, fulfill the independence criteria set out in sections 2.3 and 2.4 of this Annex C to the ORs; and

(iv)	in respect of the RC, are all independent as defined by section 3.2 of the ORs and fulfill the independence criteria set out in section 2.4 of this Annex C to the ORs.

At least one member of the RC must also be a member of the HRCC.

Special independence rules for AC members

2.3	Each AC member must be independent as defined by section 3.2 of the ORs and meet the requirements set forth in:

(i)	rule 10A-3 of the Securities Exchange Act of 1934 and the New York Stock Exchange rules; and

(ii)	para. 38 and 40 as well as para. 20 to 24 of the FINMA circular 08 / 24 “Supervision and Internal Control.”

Special rules for AC and RC members

2.4	Each AC and RC member must:

(i)	not be an affiliated person of UBS; for the avoidance of doubt, serving as a member of the Board of a subsidiary of UBS or an affiliated company of the UBS Group and receiving remuneration for such activity does not, of itself, make an AC or an RC member an affiliated person; and

(ii)	not receive any consulting, advisory or other compensatory fees from UBS or any of its affiliated persons other than in his capacity as a Board member or a Committee member.

Each AC member must not serve on the audit committee of more than two other public companies, unless the Board has made a determination that such AC member or prospective AC member has the availability to properly fulfill his duties with UBS.

Knowledge

2.5	Committee members must have the necessary knowledge and experience to fulfill their functions as set out in Annex D to the ORs.

Membership and presence of the Chairman

2.6	Generally, the Chairman or one of the Vice Chairmen chairs the GNC. The Chairman may attend the meetings of other Committees in consultation with the relevant Committee Chairperson

3	Constitution

Appointment and removal by the Board

3.1	The Committee Chairperson and the Committee members, with the exception of the HRCC members, are appointed pursuant to section 4.3 of the ORs, and the Board may remove any Committee member or any Committee Chairperson at any time.

Secretary of the Committees

3.2	The Company Secretary acts as a secretary to the Committees pursuant to section 12.1 of the ORs.

Annex C – Charter for the Committees of the Board of Directors of UBS AG

Responsibilities and authorities

4	Delegation of responsibilities and authorities

In general

4.1	Pursuant to section 13.2 of the ORs, the Committees have the responsibilities and authorities set out in this Committees charter and in Annex B to the ORs. Provisions of applicable laws, rules and regulations or rules contained in the AoA and in the ORs will take precedence over this Committees charter.

5	Audit Committee

In general

5.1	The function of the AC is to serve as an independent and objective body with oversight of:

i)	UBS’s and the UBS Group’s accounting policies, financial reporting and disclosure controls and procedures;

ii)	the quality, adequacy and scope of external audit;

iii)	UBS’s and the UBS Group’s compliance with financial reporting requirements;

iv)	the Executives’ approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and

v)	the performance of Group IA in conjunction with the Chairman.

The Executives are responsible for the preparation, presentation and integrity of the financial statements. External auditors are responsible for auditing UBS’s and the UBS Group’s annual financial statements and reviewing the quarterly financial statements.

Responsibilities and authorities

5.2	The AC’s responsibilities and authorities are to:

(i)	Financial statements:

(a)	review the annual report and quarterly financial statements of UBS and the UBS Group as proposed by Executives with the external auditors and Group IA in order to recommend their approval (including any adjustments the Committee considers appropriate) to the Board;

(b)	discuss with Executives the types of information to be disclosed with the financial statements and the associated investor communications;

(c)	periodically assess the organization, efficiency and completeness of the financial-reporting process, including any critical remedial actions or changes being made by the management in relation to such processes;

(d)	review and discuss with Executives the management’s SOX 404 report in relation to internal controls over financial reporting;

(e)	review the implementation of UBS’s and the UBS Group’s accounting principles and policies;

(f)	request such information as the AC deems necessary from Executives or the external auditors in order to evaluate the accuracy of the financial statements, including the appropriateness of the application of accounting policies to the financial statements;

(g)	review and discuss with Executives any significant issues relating to the integrity of the financial statements or external disclosures raised by the external auditors, Group IA, regulators or any other parties;

(h)	form an opinion of the adequacy, organization, efficiency and completeness of the UBS Group’s internal control system and procedures as they relate to the integrity of the financial statements by taking notice of the reports provided by the GEB, the external auditors, Group IA, the RC minutes, reports from regulators or other information as determined by the Committee to be appropriate; and

(i)	review arrangements for compliance with the UBS Group’s legal and regulatory requirements, responsibilities and obligations and associated practices and procedures as they relate to the integrity of the financial statements or financial report;

Responsibilities and authorities

(ii)	External audit:

(a)	periodically and at least annually assess the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner in order to support the Board in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner;

(b)	approve the engagement letter of the external auditors, including the scope of the audit and the fees and terms for the planned audit work;

(c)	monitor and discuss with the external auditors the relationship between the external auditors and the UBS Group in order to assess the overall effectiveness of the relationship and independence of the external auditors; and

(d)	oversee all audit and permitted non-audit services provided by the external auditors and establish such policies as the Committee deems appropriate;

(iii)	Group IA:

(a)	annually assess the independence and performance of the Head Group IA and Group IA in order to provide recommendations to the Chairman in relation to the effectiveness of the Head Group IA or Group IA as an organization;

(b)	annually assess and approve the appropriateness of Group IA’s annual audit plan and annual audit objectives including subsequent important amendments; and

(c)	monitor Group IA’s discharge of its annual audit objectives;

(iv)	Human Resources:

(a)	annually provide input on the performance of the Group CFO, Group GC and Group CRO to the Group CEO; and

(b)	review and make recommendations to the Board regarding decisions relating to the hiring and dismissal of the Group CFO; and

(v)	General:

(a)	conduct or direct any investigation, including the retention of external advisors and consultants (at UBS’s expense), as it considers necessary in order to discharge its responsibilities;

(b)	ensure that appropriate whistle-blowing mechanisms are in place and review on a quarterly basis levels of new and pending cases and examples of confidential, anonymous employee submissions of concerns regarding questionable accounting, auditing or other matters;

(c)	meet in private sessions as the AC determines appropriate with members of management, the external auditors and Group IA; and

(d)	meet with regulators / third parties in consultation with the Group CEO.

6	Corporate Responsibility Committee

In general

6.1	The CRC supports the Board in its duties to safeguard and advance the UBS Group’s reputation for responsible corporate conduct. Its function is forward-looking in that it monitors and reviews societal trends and transformational developments and assesses their potential relevance for the UBS Group. In undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the societal performance of UBS. The CRC‘s function also encompasses the monitoring of the current state and implementation of the corporate responsibility programs and initiatives within the UBS Group.

6.2	The CRC’s responsibilities and authorities are to:

Responsibilities and authorities

(i)	General:

(a)	monitor and advise the Board on current and emerging societal trends and developments of potential relevance for the UBS Group; and

(b)	monitor the current state and implementation of the corporate responsibility programs and initiatives within the UBS Group.

(ii)	Policies and regulations:

(a)	monitor and advise the Board on evolving external corporate responsibility regulations, standards and practices;

(b)	review the Code of Business Conduct and Ethics of UBS and make proposals for amendments to the Board; and

(c)	review and oversee that corporate responsibility policies and guidelines of UBS are relevant and up to date;

Annex C – Charter for the Committees of the Board of Directors of UBS AG

(iii)	Strategy:

(a)	monitor the effectiveness of actions taken by the GEB relating to the corporate responsibility policies and regulations and objectives and targets of UBS;

(b)	support the GEB, if required, in the adjustment of corporate responsibility processes;

(c)	review the strategic direction taken by UBS on corporate responsibility and sustainability; and

(d)	support a strong and responsible corporate culture based on a consistent application of the UBS principles and behaviors;

(iv)	Programs and initiatives:

oversee UBS’s corporate responsibility programs and initiatives, including:

(a)	sustainable investing;

(b)	anti-corruption, anti-terrorist financing and anti-money laundering;

(c)	environmental and social (including human rights) risk management;

(d)	diversity and inclusion;

(e)	health and safety;

(f)	in-house environmental management;

(g)	responsible supply chain management; and

(h)	community affairs; and

(v)	Communications:

(a)	advise the Board on the reporting of the UBS Group’s corporate responsibility strategy and activities, review the employees and corporate responsibility sections of the UBS Group’s annual report, and provide oversight of the annual UBS sustainability disclosure assurance audit process; and

(b)	monitor and review communications with stakeholders on corporate responsibility (including with relevant organizations and with sustainability rating and ranking bodies) and their effectiveness with regard to the reputation of the UBS Group.

7	Governance and Nominating Committee

In general

7.1	The function of the GNC is to support the Board in fulfilling its duty to establish best practices in corporate governance across the UBS Group, to conduct a Board self-assessment, to establish and maintain a process for appointing new Board members and GEB members (in the latter case, upon proposal of the Group CEO), and to manage the succession planning of all GEB members.

Responsibilities and authorities

7.2	The GNC’s responsibilities and authorities are to:

(i)	Corporate governance:

(a)	address all relevant corporate governance issues affecting the UBS Group;

(b)	develop, maintain and review the ORs, the internal regulations regarding corporate governance and the conflict of interest guidelines of the UBS Group and make proposals to the Board for approval;

(c)	make recommendations to the Board concerning further corporate governance matters and practices;

(d)	review the corporate governance section of the UBS Group’s annual report;

(e)	coordinate the work of the other Committees regarding corporate governance in their specific areas of expertise;

(f)	assess the size and composition of the Board from time to time to determine whether it continues to be appropriate;

(g)	plan and manage proposals for changes in Board membership, taking into account factors including:

(aa)	the number of Board members; and

(bb)	the skill mix, industry experience and responsibilities of Board members, including the need for membership of Committees;

(h)	annually review the Board members’ independence and present its assessment to the Board for approval; and

(i)	approve mandates of Board and GEB members pursuant to articles 31 and 36 of the AoA;

(ii)	annually review the Committees charter, taking into account best practice rules;

Responsibilities and authorities

(iii)	Identification and nomination of new Board members:

(a)	develop, maintain and review principles and criteria regarding the recruitment and nomination of new Board members and Committee members, approve their existing mandates and provide specific proposals to the Board for approval;

(b)	review and propose new candidates for membership of the Board to be recommended for election by the shareholders at an AGM or EGM in accordance with the selection criteria described in section 1 of Annex D to the ORs and such other criteria as may be approved by the Board from time to time; and

(c)	plan and manage a Board membership and a Board Committee succession plan;

(iv)	Board education:

(a)	ensure the establishment of a satisfactory induction program for new Board members and a satisfactory ongoing training and education program for existing Board members and Committee members;

(b)	the Company Secretary maintains a list of relevant trainings attended by individual Board members;

(v)	Performance evaluation:

(a)	set the criteria for and oversee the annual assessment of the performance and effectiveness of the Chairman, the Board as a whole and each Committee;

(b)	conduct an annual assessment of the performance and effectiveness of the Chairman and of the Board as a whole (which includes an appraisal by an external expert at least every three years), report to the Board the conclusions and recommendations and assess on a timely basis whether or not Board members are to be proposed for re-election by the AGM;

(c)	ensure that each Committee carries out and oversees a self-assessment of the performance of the Committee and reports its conclusions and recommendations for change to the Board; and

(d)	ensure that each Committee is subject to an external assessment every three years; and

(vi)	Human resources:

supervise the succession planning for all GEB members and propose (upon proposal of the Group CEO) their appointment to the Board (for this purpose the GNC receives information from the HRCC on its performance evaluation of the GEB members).

8	Human Resources and Compensation Committee

In general

8.1	The function of the HRCC is to support the Board in its duties to set guidelines on compensation and benefits, to approve certain compensation and to scrutinize executive performance.

Responsibilities and authorities

8.2	The HRCC’s responsibilities and authorities are to:

(i)	Compensation strategy and guidelines:

(a)	periodically review the UBS Group compensation strategy and guidelines and propose any amendments to the Board for approval; and

(b)	evaluate the effectiveness of pay for performance across the UBS Group;

(ii)	Performance targets:

(a)	establish and review, together with the Chairman, financial and non-financial performance targets for the Group CEO;

(b)	establish and review, upon the recommendation from the Group CEO, financial and non-financial performance targets for the GEB members other than the Group CEO; and

(c)	inform the Board of the outcome of the establishment and review of such performance targets;

(iii)	Performance evaluation:

(a)	evaluate, in consultation with the Chairman, the performance of the Group CEO in meeting agreed targets;

(b)	evaluate the performance of the GEB members other than the Group CEO in meeting agreed targets; and

(c)	inform the Board of the outcome of the individual performance assessments of the GEB members including the Group CEO;

Annex C – Charter for the Committees of the Board of Directors of UBS AG

(iv)	Compensation plans and governance:

(a)	review and approve key terms of the compensation programs and plans for the non-independent Board members, Group CEO and Executives;

(b)	propose the key terms of new equity plans with significant use of UBS shares to the Board for approval;

(c)	review and approve key terms of new or materially amended compensation plans, pension and benefits plans and other compensation arrangements that have a material financial, reputational or strategic impact;

(d)	review and approve standard contracts / employment agreements and standard termination agreements for GEB members and non-independent Board members; approve all material individual variations to such agreements and the compensation plan rules operated by the HRCC, regardless of the participant’s current status;

(e)	approve the engagement of any external advisors / consultants retained by the Committee and the funding for those services; consider certain factors relevant to the advisors’ independence from management, including any factors required under New York Stock Exchange listing standards prior to selecting or receiving advice from an advisor;

(f)	propose to the Board for approval the annual compensation report and approve other material public disclosures on UBS compensation matters;

(g)	approve the peer group / comparator list used for non-independent Board and GEB members’ pay comparison purposes;

(h)	approve the share ownership policy for GEB members;

(i)	annually review compensation structures with HR and the risk management function to ensure they do not encourage excessive or unnecessary risk-taking, and present findings to the Board;

(j)	periodically meet with the RC to ensure that the compensation framework appropriately reflects risk awareness and management, and ensures appropriate risk-taking; and

(k)	monitor major regulatory developments, shareholder initiatives and best practices in executive compensation; and

(v)	Other compensation competencies:

(a)	approve the total compensation for the Chairman and the non-independent Board members;

(b)	propose, together with the Chairman, the total individual compensation for the independent Board members for approval by the Board;

(c)	propose, together with the Chairman, to the Board the total individual compensation for the Group CEO for approval by the Board;

(d)	propose to the Board for approval, upon the recommendation from the Group CEO, the total individual compensation for GEB members;

(e)	review and approve total individual compensation for the Head Group IA, the Company Secretary, upon proposal of the Chairman, and upon proposal of the Group CEO for former GEB members for the first financial year after having left the GEB;

(f)	propose, together with the Board, for approval by a general meeting of the shareholders, the maximum aggregate amount of compensation for the Board, the maximum aggregate amount of fixed compensation for the GEB and the aggregate amount of variable compensation for the GEB, for a certain period as outlined in and in accordance with the AoA;

Responsibilities and authorities

(g)	review and approve total individual compensation for the 50 highest-paid employees at year-end compensation review; review all employees, including new hires, who are proposed to receive total individual compensation (including retention awards) of equal to or more than CHF 3 million in any one year on an annualized basis; approve total individual compensation of equal to or more than CHF 5 million in any one year on an annualized basis; approve replacement awards for those new hires who are proposed to receive such awards in the estimated amount of equal to or more than CHF 5 million; propose to the Board for approval severance payments of CHF 2 million or more (excluding severance payments that are legally obligated or part of a severance plan); the authority to approve hires with a total compensation of more than CHF 5 million per annum and final approval of total individual compensation for the 50 highest-paid employees at year-end can be delegated to the Chairperson of the HRCC;

(h)	review and regularly monitor progress against the business performance targets and other variables that impact the funding of annual variable compensation; and

(i)	propose to the Board for approval the final annual variable compensation pool and approve the variable compensation pools for the BDs and CC.

9	Risk Committee

In general

9.1	The function of the RC is to oversee and support the Board in fulfilling its duty to supervise and set an appropriate risk management and control framework in the areas of:

(i) risk management and control, including credit, market, country, legal, compliance, operational and conduct risks;

(ii) treasury and capital management, including funding, liquidity and equity attribution; and

(iii) balance sheet management.

The RC considers the potential effects of the aforementioned risks on the UBS Group’s reputation. For these purposes, the RC will receive all relevant information from the GEB and has the authority to meet with regulators/third parties in consultation with the Group CEO.

Responsibilities and authorities

9.2	The RC’s responsibilities and authorities are to:

(i)	Risk management and control:

(a)	review and propose to the Board the guiding risk principles (including delegation of risk authorities and major risk limits) relative to UBS’s operations and recommend any required changes to that framework;

(b)	review and approve the internal risk management and control framework across all relevant risk categories, relative to the UBS Group’s activities and risk profiles including allocation of responsibilities within the risk management and control framework;

(c)	review and propose to the Board the risk and treasury management section of the annual report of the UBS Group;

(d)	assist the Board by reviewing and assessing management’s proposals in relation to risk profile and risk capacity and making recommendations to the Board in relation to those proposals;

(e)	periodically assess the appropriateness of major policies and procedures adopted by the GEB relating to the risk management and control of significant risks;

(f)	review and make recommendations to the Board based on proposals from the GEB in relation to material risk limits and periodically review allocations and authority levels relating to those limits. Material risk limits include those relating to portfolios, concentrations, products, sectors or other categories relevant to the strategy, risk profile and risk capacity of UBS and the UBS Group as approved by the Board;

(g)	review and approve the principal characteristics of the UBS Group’s risk measurement framework (including changes thereto) used to identify, model, measure, monitor and report risks;

Annex C – Charter for the Committees of the Board of Directors of UBS AG

(h)	monitor and oversee the risk profile of UBS and the UBS Group within the context of the Board-determined risk profile, risk capacity and limit structure;

(i)	systematically review high-risk areas of the UBS Group and assess the effectiveness of the steps taken by the GEB to manage or mitigate such risks;

(j)	review and assess the asset and liability management framework, including allocation of responsibilities, limits, capital allocation to BDs and CC, liquidity and funding;

(k)	review regulatory framework reforms affecting areas within the scope of the RC’s mandate and recommend any required changes to the Board;

(l)	consider the UBS Group’s strategy to deal with anticipated or existing high-level risks and assist the Board by reviewing and assessing management’s proposals in relation to strategy;

(m)	review management’s assessments of UBS’s legal, compliance, operational and conduct risk exposures and related risk-oriented activity plans;

(n)	periodically review material communications (including formal assessments) between UBS and its principal regulators;

(o)	review projects and remediation activities (as determined by the RC) undertaken by the management to address critical changes to the risk management / control environment; and

(p)	periodically meet with the HRCC to ensure that the compensation framework appropriately reflects risk awareness and management, and ensures appropriate risk-taking;

(ii)	Risk reporting:

receive and review reports relating to risks, including reports of management that assess the likelihood of such risks materializing and the adequacy and appropriateness of the internal controls to manage those risks; and

(iii)	Human Resources:

(a)	annually provide input on the performance of the Group CRO, Group CFO and Group GC to the Group CEO; and

(b)	review and make recommendations to the Board regarding decisions relating to the hiring and dismissal of the Group CRO.

10	Further responsibilities and authorities

Further responsibilities and authorities

10.1	The Board may entrust further powers and duties to the Committees by Board resolution.

11	Delegation to a subcommittee

Subcommittees

11.1	Each Committee may delegate some of its tasks to a subcommittee comprised of one or more Committee members. The Chairman must be informed about any such delegation.

12	Information rights

Committees

12.1	Each Committee may, after consultation with the Chairman, require information and special reports from all GEB members and Group IA on matters relating to its respective responsibilities set out in sections 4 to 11.

Committee members

12.2	For the information rights of each Board member, see section 8 of the ORs.

13	Advice from third parties

Advice from third parties

13.1	The Committees may, in performing their duties, take advice from third parties.

Meetings and resolutions of the Committees

14	Meetings

Number of meetings

14.1	Each Committee meets as often as its business requires, but at least:

(i)	four times a year for the AC, the RC and the HRCC; and

(ii)	twice a year for the CRC and the GNC.

The AC and RC hold at least four joint meetings a year.

The HRCC and RC hold at least two joint meetings a year.

Request, invitation, agenda, notice period and chair of meetings, meeting format

14.2	Committee meetings are called and held in compliance with the rules set out in the ORs (see sections 6.2 to 6.5 and 6.8 of the ORs to be applied mutatis mutandis).

Presence of third parties at Committee meetings

14.3	Each Committee Chairperson may, on his own motion or upon request of any Committee member or the Chairman, invite Executives as well as other persons to attend Committee meetings. The Group CEO will be informed accordingly.

Special rules for the AC

14.4	The AC holds Committee meetings:

(i)	normally with the participation of the Head Group IA, representatives of the external auditors, the Group CEO, the Group CFO, the Group Controller and the Finance COO; and

(ii)	periodically, only with the participation of the Head Group IA, the external auditors, or with members of management, or a combination of any of the aforementioned.

Special rules for the CRC

14.5	An advisory panel comprising of Executives participates in all meetings of the CRC.

Special rules for the HRCC

14.6	The HRCC holds Committee meetings normally with the participation of the Group CEO, the Group Head HR and external advisors.

Special rules for the RC

14.7	Generally, the Group CEO, the Group CFO, the Group CRO, the Group GC, the Head Group IA and representatives of the external auditors participate (to the extent necessary) in each meeting of the RC. The invitation of other Executives is at the discretion of the RC.

Special rules for the joint committees meetings

14.8	Generally, the Group CEO, the Group CFO, the Group CRO, the Group GC, the Head Group IA and representatives of the external auditors participate (to the extent necessary) in the joint committees meetings. The joint committees meetings are chaired by the Chairman.

Resolutions are passed by an absolute majority of the votes cast; in case of a tie, the decision is passed on to the Board according to section 7.2 of the ORs.

Minutes

14.9	Committee minutes must fulfill the conditions set out in sections 6.9 and 6.10 of the ORs and be distributed to the Chairman.

15	Resolutions and information rights

Resolutions and information rights

15.1	Sections 7, 8.2 and 8.3 of the ORs apply mutatis mutandis to the decision-making process and the information rights of the Committees and the Committee members.

Annex C – Charter for the Committees of the Board of Directors of UBS AG

Reporting

16	Regular reporting

In general

16.1	Each Committee Chairperson ensures that the Chairman and the Board are kept informed in a timely and appropriate manner. Each Committee Chairperson (either personally or through another Committee member) regularly reports to the Board at the Board meetings on the current activities of his Committee and on important Committee issues, including all matters falling within the duties and responsibilities of the Board, namely:

(i)	proposals for resolutions to be considered, or other action to be taken by the Board;

(ii)	resolutions and decisions made by the Committee and the material considerations that led to such resolutions and decisions; and

(iii)	activities and important findings of the Committee.

Submitting of proposals and recommendations

16.2	Each Committee Chairperson submits, in writing, the proposals and resolutions mentioned in sections 16.1 (i) and (ii) to the Board unless such proposals are contained in the Committee minutes; the remaining reporting is generally done orally.

Annual reporting of the Committees

16.3	Each Committee annually submits a report to the Board, detailing the activities of the Committee during the last twelve months.

17	Special reporting

AC

17.1	Following the completion of the audit and the annual financial statements, the AC Chairperson submits annually to the Chairman, for the attention of the Board:

(i)	the AC’s assessment of the qualification, independence and performance of the external auditors;

(ii)	the AC’s assessment of the design of the UBS Group’s internal control system for financial reporting and the coordination and interaction between Group IA and the external auditors; and

(iii)	a recommendation regarding the audited financial statements in UBS’s annual report.

17.2	The AC Chairperson submits annually to the Chairman, for the attention of the Board, the AC’s assessment of the qualification and performance of Group IA.

Special provisions

18	Confidentiality

Special rule

18.1	The deliberations of the HRCC and GNC are confidential and are to be communicated outside of these Committees only to the extent permitted by the Chairpersons of these Committees. The Chairman is exempted with regard to the confidentiality of deliberations.

19	Self-assessment and adequacy review

Self-assessment and adequacy review

19.1	Each Committee reviews the adequacy of this Committees charter at regular intervals, but at least annually, and recommends to the GNC any changes considered to be necessary or appropriate. For the self-assessment, section 9 of the ORs is to be applied mutatis mutandis.

Annex D – Role profiles and role expectations

Contents

For Board members
45	1 Role profile and expectations of Board members

For the Chairman of the Board of Directors
46	2 Role profile and expectations

For the Vice Chairmen and the Senior Independent Director
48	3 Role profile and expectations

For the Chairpersons of the Committees
49	4 Role profile and expectations

For certain Committee members
50	5 Audit Committee
50	6 Corporate Responsibility Committee
50	7 Governance and Nominating Committee
51	8 Human Resources and Compensation Committee
51	9 Risk Committee

For the secretary of the Board of Directors
52	10 Role profile and expectations

Annex D – Role profiles and role expectations

For Board members

1	Role profile and expectations of Board members

Expectations for the Board as a whole

1.1	Board members, as a group, must have the necessary qualifications, skills and diversity to perform all Board duties and must together possess financial literacy, experience in banking and risk management, international experience, including experience of international financial matters, and knowledge of the duties of directors.

Considerations for nomination and appointment

1.2	In particular, individuals will be considered for nomination as Board members, and Board members will be considered for appointment to a Committee, on the basis of:

(i)	their judgment, character, expertise, skills and knowledge;

(ii)	their diversity of viewpoints, professional backgrounds and track records;

(iii)	their business and other experience (e.g. banking, risk management and international experience) relevant to the business of UBS;

(iv)	the relevance of their expertise, skills, knowledge and experience to the work of any Committee to which they are to be appointed;

(v)	the extent to which their judgment, character, expertise, knowledge and experience will interact with other Board members to build an effective and complementary Board and, where relevant, with other members of a Committee to build an effective and complementary Committee;

(vi)	the ability and willingness to commit adequate time to Board and Committee matters; and

(vii)	whether existing board memberships or other positions held by a candidate could lead to a conflict of interest.

Expectations for each Board member

1.3	In order to be able to fulfill their role, the Board members are expected to:

(i)	act with integrity, probity and a high ethical standard;

(ii)	exercise sound judgment;

(iii)	be able and willing to inquire and probe, and have the strength of character to seek and obtain full and satisfactory answers, within the team-oriented environment of the Board;

(iv)	constructively challenge and contribute to the development of strategy;

(v)	scrutinize the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(vi)	ensure that financial information is accurate and that financial controls and systems of risk management and control are robust and defensible;

(vii)	devote the necessary time to discharge their duties properly. An indication of time will be set out in each Board member’s letter of appointment;

(viii)	make every effort to attend, in person or by telephone or video conference, all regularly scheduled Board meetings and meetings of Committees on which they serve; and

(ix)	comply with a code prepared to reflect provisions of applicable laws, rules and regulations on share dealing by Board members and others.

Qualifications for Committee membership

1.4	A sufficient number of Board members must meet the profile for membership of the Committees as set out in Annex C and this annex to the ORs.

For the Chairman of the Board of Directors

2	Role profile and expectations

In general

2.1	The role of the Chairman is a key one within the Board and the UBS Group. He provides coherent leadership for UBS.

Main responsibilities and authorities

2.2	The Chairman leads the Board. In this context his main responsibilities and authorities are the following:

(i)	Board composition:

(a)	build, together with the GNC, an effective and highly complementary Board with an appropriate balance of skills and experience; and

(b)	initiate changes in and plan, together with the GNC, Board succession and Board appointments;

(ii)	Board knowledge and experience:

(a)	provide guidance to other Board members about what is expected of them and take into full account their issues and concerns;

(b)	consider and address, together with the GNC, the development needs of individual Board members and the Board as a whole in order to maintain the necessary depth and breadth of knowledge and experience and to enhance the effectiveness and efficiency of the Board as a team;

(c)	ensure, together with the GNC, that a satisfactory ongoing training and education program is established for existing Board members and Committee members with regard to their respective responsibilities and organize, together with the GEB members, an annual seminar aimed at updating the full Board on the UBS Group’s strategy by providing-in depth orientation on selected business activities; and

(d)	ensure, together with the GNC, that new Board members are provided with a satisfactory induction program covering, among other things:

(aa)	Board members’ duties and other regulatory issues;

(bb)	familiarization with the business and the BDs; and

(cc)	the UBS Group’s corporate governance policies, regulations, practices and procedures;

(iii)	Board agenda and meetings:

(a)	call Board meetings and set their agenda;

(b)	coordinate, together with the Committee Chairpersons, the work of all Committees;

(c)	aim to ensure the effectiveness of the Board by balancing the time the Board allocates to strategic and supervisory functions;

(d)	manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues and arrange, if necessary, informal meetings among Board members;

(e)	encourage active engagement by all Board members in all matters concerning the Board; and

(f)	ensure that Board resolutions are accurate in form and content and that they are implemented properly;

(iv)	Board information and communication:

(a)	ensure that Board members receive accurate, timely and clear information to enable the Board to make sound decisions, monitor the management of the UBS Group effectively and provide advice to promote the success of the UBS Group;

(b)	ensure that the Board members receive all necessary material and information in good time before each Board meeting; and

(c)	promote open communication between the Board and GEB members;

(v)	Board Committees:

(a)	ensure the operation of a clear Committee structure; and

(b)	ensure that the Committees receive accurate, timely and clear information to enable the fulfillment of their responsibilities

Annex D – Role profiles and role expectations

(vi)	Board / Group CEO remuneration:

make proposals to the HRCC for the attention of the Board on the total compensation for independent Board members and for the Group CEO;

(vii)	Regulatory issues:

keep close contact with the UBS Group’s principal regulators;

(viii)	Corporate governance:

promote, together with the GNC, the highest standards of corporate governance for UBS and the UBS Group as well as the highest standards of integrity and probity within UBS and the UBS Group;

(ix)	Group IA:

exercise line management authority over the Head Group IA;

(x)	Communication outside the Board:

(a)	represent the Board and, together with the Group CEO, the UBS Group to the media; and

(b)	with the Group CEO, be closely involved in communication with shareholders and other stakeholders regarding the business;

(xi)	Relationship with the GEB:

(a)	establish and keep a close working relationship with the Group CEO and the other GEB members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under the ORs;

(b)	facilitate a constructive relationship between the Board, the Group CEO and other GEB members;

(c)	lead, together with the HRCC and the GNC, the ongoing monitoring and annual evaluation of the performance of the Group CEO; and

(d)	foster, in close cooperation with the HRCC, an ongoing and effective performance review of, and succession planning for, GEB members; and

(xii)	AGMs and EGMs:

(a)	ensure that the Board convenes the AGMs and EGMs and that it prepares and decides on proposals to be made to the shareholders;

(b)	ensure that the Board implements resolutions adopted at the AGMs and EGMs insofar as permitted by law; and

(c)	preside over AGMs and EGMs.

Expectations

2.3	The Chairman is expected to:

(i)	be a strategic thinker, a strong, yet team-oriented leader and a good communicator (both inside and outside of the Board);

(ii)	have broad experience in banking and risk management and be financially literate;

(iii)	have an excellent professional track record and an outstanding reputation; and

(iv)	substantially commit all of his business time to the role and not take on other direc torships or roles outside the UBS Group without the prior approval of the Board.

For the Vice Chairmen and the Senior Independent Director

3	Role profile and expectations

Responsibilities and authorities

3.1	The Board appoints at least one Vice Chairman and a SID. If the Board appoints more than one Vice Chairman, one of them must be independent. The Vice Chairmen support the Chairman with his responsibilities and authorities.

Vice Chairmen

3.2	Each of the Vice Chairmen is required to:

(i)	lead the Board in the absence of the Chairman;

(ii)	provide support and advice to the Chairman; and

(iii)	undertake such specific additional duties or functions as the Board may entrust to him from time to time.

SID

3.3	The SID is required to:

(i)	create an appropriate information flow and communication system among the independent Board members;

(ii)	collect and relay any issues or concerns of independent Board members to the Chairman;

(iii)	facilitate communication, where appropriate, between shareholders and independent Board members;

(iv)	be available to shareholders if they wish to conduct discussions with an independent Board member;

(v)	act as a point of contact for shareholders and stakeholders with concerns that have not been resolved so far or are not appropriately raised through the normal channels; and

(vi)	handle communication on behalf of the independent Board members.

GNC

3.4	Either one of the Vice Chairmen and / or the SID is a member of the GNC.

(i)	They are required to lead, together with the GNC, the Board in the ongoing monitoring and annual evaluation of the Chairman.

(ii)	They ensure, in conjunction with the Chairman and the GNC, good corporate governance, balanced leadership and control within the UBS Group, the Board and the Committees.

Specific role requirements for Vice Chairman/SID

3.5	In order to be able to fulfill the role of the Vice Chairman / SID, the respective Board member is expected to:

(i)	be seen as an individual to whom Board members and shareholders can raise concerns (SID);

(ii)	display the same professionalism and behaviors expected of the Chairman (Vice Chairmen); and

(iii)	commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Vice Chairman’s or the SID’s letter of appointment.

Annex D – Role profiles and role expectations

For the Chairpersons of the Committees

4	Role profile and expectations

Responsibilities and authorities

4.1	The Committee Chairpersons lead their Committees and, in this context, have similar responsibilities and authorities as the Chairman with regard to the leadership of the Board. Insofar as applicable, section 2.2 shall apply mutatis mutandis to the role of each Committee Chairperson with respect to his Committee.

Relevant knowledge

4.2	Each Committee Chairperson is expected to have good knowledge of the Committee’s relevant area of responsibility together with such other experience as the Board considers desirable in the context of that Committee’s work.

Attendance at AGMs and EGMs

4.3	Each Committee Chairperson is expected to attend all AGMs and EGMs and, as appropriate, answer questions raised at such meetings on matters falling within his Committee’s responsibilities.

Time commitment

4.4	Each Committee Chairperson must commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Committee Chairperson’s letter of appointment.

For certain Committee members

5	Audit Committee

Responsibilities and authorities

Qualifications

5.1	The details of the responsibilities and authorities delegated to the AC are set out in Annex B and section 5 of Annex C to the ORs.

5.2	The AC members, as a group, must have the necessary qualifications and skills to perform all of their duties and must, together, possess financial literacy and experience in banking and risk management. In particular the AC members are expected to:

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the AC members’ letter of appointment;

(ii)	have accounting or related financial management expertise (as such qualifications are determined by the Board) and at least one AC member must qualify as a “financial expert” in terms of the rules established pursuant to the US Sarbanes-Oxley Act of 2002; and

(iii)	be able to read and understand financial statements and to monitor and assess the activity of the Group IA and the external auditors; all AC members must be financially literate.

Independence

5.3	Each AC member must be independent as set out in section 3.2 of the ORs and sections 2.3 and 2.4 of Annex C to the ORs.

6	Corporate Responsibility Committee

Responsibilities and authorities

6.1	The details of the responsibilities and authorities delegated to the CRC are set out in Annex B and section 6 of Annex C to the ORs.

Qualifications

6.2	The CRC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the CRC members are expected to:

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the CRC members’ letter of appointment; and

(ii)	have good knowledge of corporate responsibility and relevant societal issues and such other experience as the Board considers desirable in order to enable the CRC to perform its duties.

Independence

6.3	The majority of the CRC members must be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.

7	Governance and Nominating Committee

Responsibilities and authorities

7.1	The details of the responsibilities and authorities delegated to the GNC are set out in Annex B and section 7 of Annex C to the ORs.

Qualifications

7.2	The GNC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the GNC members are expected to:

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the GNC members’ letter of appointment; and

(ii)	have broad knowledge of relevant Swiss and international corporate governance standards and related issues and such other experience as the Board considers desirable to enable the GNC to perform its duties.

Independence

7.3	The majority of the GNC members must be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.

Annex D – Role profiles and role expectations

8	Human Resources and Compensation Committee

Responsibilities and authorities

8.1	The details of the responsibilities and authorities delegated to the HRCC are set out in Annex B and section 8 of Annex C to the ORs.

Qualifications

8.2	The HRCC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the HRCC members are expected to:

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the HRCC members’ letter of appointment; and

(ii)	have experience in compensation practices and in such other areas as the Board considers desirable to enable the HRCC to perform its duties.

Independence

8.3	Each HRCC member shall be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.

9	Risk Committee

Responsibilities and authorities

9.1	The details of the responsibilities and authorities delegated to the RC are set out in Annex B and section 9 of Annex C to the ORs.

Qualifications

9.2	The RC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the RC members are expected to:

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the RC members’ letter of appointment; and

(ii)	have experience and knowledge about banking and finance-related risks and such other experience and knowledge as the Board considers desirable to enable the RC to perform its duties.

Independence

9.3	Each RC member shall be independent as set out in section 3.2 of the ORs and section 2.4 of Annex C to the ORs.

For the secretary of the Board of Directors

10	Role profile and expectations

In general

10.1	The Company Secretary acts as the secretary to the Board and its Committees. The details of the responsibilities and authorities delegated to the Company Secretary are set out in section 12 of the ORs.

Expectations

10.2	The Company Secretary must have the qualifications and skills the Board considers necessary for him to perform his duties. The Company Secretary cannot have any other employment and works on a 100% basis.

UBSAG

P.O.Box,CH-8098 Zurich

P.O.Box,CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: October 1, 2014